December 14, 2018

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant, Office of Real Estate & Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2017
Form 10-Q for the quarterly period ended March 31, 2018
Filed February 23, 2018 and April 27, 2018, respectively
File No. 1-32373

Dear Mr. Lee:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comment set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 30, 2018 (the “Comment Letter”) relating to the above referenced SEC filings.

For the convenience of the Staff, the Company has restated in this letter the comment in the Comment Letter in italics, followed by the Company’s response. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Corporate Headquarters
3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian | The Palazzo | Sands Expo | Sands Bethlehem | Sands Macao | The Venetian Macao | Four Seasons Hotel Macao The Plaza Macao | Sands Cotai Central | The Parisian Macao | Marina Bay Sands

Wilson K. Lee
Securities and Exchange Commission
December 14, 2018

Form 10-Q for the quarterly period ended March 31, 2018
Financial Statements
Note 2 - Revenue, pages 10-12

1.
We have considered your response and note that you include operating metrics such as win and hold percentage to provide additional details of your financial results from an operating perspective to highlight trends and further explain your financial results. As you have disclosed, win and hold percentages are calculated before discounts, commissions, deferring revenue associated with your loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. To the extent that amounts related to the loyalty program and provided on a complimentary basis are material to the operating metric calculation, please revise future filings to parenthetically disclose such amounts in totality for each respective operating metric.

We acknowledge the Staff's comment.  To the extent the amounts related to our loyalty programs and provided on a complimentary basis become material to the operating metric calculation, we will revise our future filings to parenthetically disclose such amounts in totality.

Wilson K. Lee
Securities and Exchange Commission
December 14, 2018

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The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 733-5503.

Sincerely,

/s/ Lawrence A. Jacobs

Lawrence A. Jacobs
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Howard Efron, SEC
Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP